UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Primo Wind, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    December 25, 2012

Physical address of issuer
7350 Trade Street, Suite B, San Diego, CA 92121

Website of issuer
www.primowind.com

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$858,541.00	$131,739.00
Cash & Cash Equivalents	$608,201.00	$21,209.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$99,000.00	$117,323.00
Long-term Debt	$1,438,843.00	$0.00
Revenues/Sales	$46,025.00	$37,005.00
Cost of Goods Sold	$21,073.00	$155,529.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,015,395.00	-$895,323.00


April 26, 2019

FORM C-AR

Primo Wind, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Primo Wind, Inc. , a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.primowind.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is **April 26, 2019.**


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Primo Wind, Inc. (the "Company") is a California Corporation, formed on December 25, 2012.

The Company is located at 7350 Trade Street, Suite B, San Diego, CA 92121.

The Company's website is www.primowind.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We develop micro wind turbines. Our proprietary and patented products range from distributed power generation for commercial structures to self-sustaining nano-grids that provide USB charging, lighting, WiFi, and security cameras. Our products address a broad spectrum of customers and markets including cities, parks, schools, and Universities.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on William Fitzmaurice (President), Edward McMahon (Chief Executive Officer, Chief Financial Officer), Nancy Bell (Director), and Christinia Marc (Treasurer, Secretary). The Company intends to enter into employment agreements with William Fitzmaurice and Edward McMahon although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of William Fitzmaurice, Edward McMahon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on William Fitzmaurice, Edward McMahon, and Nancy Bell in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if William Fitzmaurice, Edward McMahon, or Nancy Bell die or become disabled, the

Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and their employees and constituents, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our infom1ation technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the infom1ation stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of infom1ation could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We develop micro wind turbines. Our proprietary and patented products range from distributed power generation for commercial structures to self-sustaining nano-grids that provide USB charging, lighting, WiFi, and security cameras. Our products address a broad spectrum of customers and markets including cities, parks, schools, and Universities.

Business Plan

Primo will sell direct to select customers, through distributor channels, and Prime GSA contractors. Primo's proprietary and patented products address a broad spectrum of customers and markets. Primo may choose to license its technology to industry leaders that are established in markets we wish to penetrate. This will help Primo gain broad market share more quickly and efficiently and help maintain healthy margins.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
EnergiPlant	Hybrid wind/solar powered	Parks, schools, transit stops,

	battery charging station. Includes USB ports, LED lights, WiFi, security cameras, and sitting benches which house all electronics including batteries.	city parks, Universities.

We received a patent for the ReWind design and plan to license this product rather than building and selling it ourselves. The patent covers a design for a standalone hybrid wind/solar data platform that includes USB parts, LED lights, WiFi, security cameras, and sitting benches which house all electronics.

We sell directly to select customers and through distributors and prime government contractors.

Competition

The Company's primary competitors are Strawberry Energy, EnGo Planet, Fortis Wind Energy, and Bergey Windpower.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Customer Base

Universities, the U.S. Military, and city parks

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,041,238 B2	Variable Wing Venturi Generator	A Variable wing venturi generator and a housing. The invention allows for improved efficiency in wind generation. The device accelerates wind speed between a pair of adjustable venturi wings and is especially suited for low wind conditions	May 1, 2013	May 26, 2015	USA
us 9,797,370 b1	High Torque Wind Turbine Blade, Turbine and Associated Systems and Methods	High density polyethylene HDPE wind turbine generator blades.	March 17, 2017	October 24, 2017	USA
US D808,000 s	Exhaust Fan Recapture Generator	Exhaust air and wind energy recovery system for clean energy generation.	October 16, 2015	January 16, 2018	USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4454304	IC 007. US 013 019 021 023 031 034035. G& S: Electrical and electronic apparatus and equipment all for use in generating energy obtained from alternative energy sources; Generators for wind turbines; Parts of wind turbine motors, namely, compact drive systems; Propellers for wind-powered electricity generators; Wind turbines; Wind-powered electricity generators.	PRIMO WIND	May 1, 2013	December 24, 2013	USA
5413284	IC 007. US 013 019 021 023 031 034035. G& S: Wind turbines for the production of electric ity, having the appearance of plants and trees.; IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees. FIRST USE: 20160927. FIRST USE IN COMMERCE: 20160927GoodIC 007. US 013 019 021 023 031 034035. G& S: Wind turbines for the production of electric ity, having the appearance of plants and trees.; IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees. FIRST USE: 20160927. FIRST USE IN COMMERCE: 20160927	ENERGIP LANT	October 16, 2015	August 9, 2016	USA
87674892	IC 009. US 021023026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees; IC 042. US 100 101. G& S: Technological planning and consulting services in the field of renewable energy systems	PRIMO WIND	November 7, 72017	April 10, 2018	USA

Governmental/Regulatory Approval and Compliance

In large volumes there is potential for tax credits, ITC credits and battery rebates that could benefit the sales of our products. In addition, with additional states having renewable energy mandates we also fall within that category.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7350 Trade Street, Suite B, San Diego , CA 92121

The Company has the following additional addresses: None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward McMahon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CEO 12/24/2013 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Name

William Fitzmaurice

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President 12/24/2013 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,403
Voting Rights	Common Shareholders may, within certain parameters, vote to elect or remove directors and to vote at special meetings, with one vote for each share held.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Securities issued pursuant to Regulation CF:

Type of security	Crowd Note
Amount outstanding	$123,982.70
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Jonathan Winfrey
Amount outstanding	$25,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	August 30, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Howard Kirschenbaum
Amount outstanding	$15,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	September 14, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Howard Kirshenbaum
Amount outstanding	$20,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	October 31, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Frager Family Exemption Trust
Amount outstanding	$25,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	September 18, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Bernard Panetta
Amount outstanding	$100,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	September 18, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Rochelle Terry
Amount outstanding	$50,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	October 2, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Susan Foreman
Amount outstanding	$30,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	October 4, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sherri Zorn
Amount outstanding	$30,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	November 16, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Marcela Villareal
Amount outstanding	$1,000,000.00
Interest rate and payment schedule	Interest rate is 10%. Loan and accrued interest is due in one year or may be converted into Common Stock.
Amortization schedule	None
Describe any collateral or security	
Maturity date	November 28, 2019
Other material terms	

The total amount of outstanding debt of the company is $1,418,982.70.

The Company has conducted the following prior Securities offerings in the past year:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	250	$100,000.00	Commercialization and sale of primary product offering	March 3, 2018	Rule 506(b)
Common Stock	5	$5,000.00	Commercialization and sale of primary product offering	July 3, 2018	Rule 506(b)
Crowd Notes		$123,982.70	Commercialization and sale of primary product offering	August 22, 2018	Regulation CF

Ownership

The Company is broadly held amongst 27 shareholders/owners

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jerry Lang	25.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its friends and family round of financing on 12/31/17. Following the Offering, we should have enough liquidity to execute our business plan through 12/31/18. Our goals are to continue to build and deliver our product that we have already seen interest in. Manufacturing and delivering on a timely basis will be our main challenge.

The design and engineering is complete so our monthly overhead is relatively low and manageable. Over the next 12 months, the Company intends to focus on the following sales, marketing, and installation of its products in new locations.

Liquidity and Capital Resources

On August 22, 2018 the Company conducted an offering pursuant to Regulation CF and raised $123,982.70.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and the convertible notes reported above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Edward McMahon
(Signature)

Edward McMahon
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward McMahon
(Signature)

Edward McMahon
(Name)

Founder/CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Edward McMahon, being the founder of Primo Wind, Inc. , a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Edward McMahon
(Signature)

Edward McMahon
(Name)

Founder/CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Primo Wind Inc.

PROFIT AND LOSS COMPARISON
January - December 2018

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PP)
Income		
41000 Sales	65,090.00	78,865.00
41100 Discounts given	-19,465.34	-42,897.29
42100 Shipping Income	400.00	1,037.00
Sales of Product Income	0.00	
Total Income	**$46,024.66**	**$37,004.71**
Cost of Goods Sold		
50500 Cost of Goods Sold(Large Parts)	58,497.75	
51000 Other Cost of Goods Sold(Small Parts)	-28,578.12	134,986.11
52100 Freight and Shipping Costs	2,461.03	20,542.42
59000 Inventory Shrinkage	-11,308.08	0.00
Total Cost of Goods Sold	**$21,072.58**	**$155,528.53**
GROSS PROFIT	**$24,952.08**	**$ -118,523.82**
Expenses		
61000 Payroll Expenses	302,340.13	178,290.28
61100 Payroll Expenses-ADP Fees	2,038.17	2,003.99
61200 Payroll Expenses-Workers Comp	2,709.03	907.29
61300 Payroll Tax	35,667.18	69,579.66
Total 61000 Payroll Expenses	**342,754.51**	**250,781.22**
62000 Travel & Entertainment		
62100 Travel Expense	12,082.99	
62150 Meals & Entertainment	16,299.56	28,026.87
62180 62180 Employee Event	6,575.00	
Total 62150 Meals & Entertainment	**22,874.56**	**28,026.87**
62175 DC CO-Working		18,130.39
62200 Automobile Expense	795.68	
62210 Auto Repairs	1,719.28	1,881.32
62220 Gas	5,040.71	4,093.73
62230 Parking	222.35	233.80
Total 62200 Automobile Expense	**7,778.02**	**6,208.85**
62500 Subscriptions	174.88	186.94
62600 Conference/Expos/Seminar	8,742.47	1,967.78
Total 62000 Travel & Entertainment	**51,652.92**	**54,520.83**
63000 Consultants		
63100 Consulting	5,832.00	
63200 Fabrication Work	24,829.36	21,334.60
63300 Installations		5,824.75
63400 Contract Labor	46,357.25	3,000.00
63600 Intern/Warehouse/Office Labor	3,744.76	170.00
Commission Paid	139,000.00	2,203.96
Field Testing		750.00
Grant Writing		6,671.50

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PP)
Sales Reps		775.00
Total 63400 Contract Labor	**189,102.01**	**13,570.46**
63500 Bonus	26,500.00	
Total 63000 Consultants	**246,263.37**	**40,729.81**
64000 Professional Fees	17,237.50	
64100 Attorney Fees	72,120.59	45,801.50
64200 Patent - Attorney Fees	115,787.78	141,565.50
64300 Late Fee-Attorney	0.00	4,399.09
Total 64000 Professional Fees	**205,145.87**	**191,766.09**
64500 Insurance		
64600 General Liability	7,206.04	400.00
64700 Auto Insurance	1,817.27	742.67
64800 Medical Insurance	160.00	
Total 64500 Insurance	**9,183.31**	**1,142.67**
65000 Facilities		
65100 Rent Expense	21,297.00	56,017.00
65200 Utilities/Water	2,354.35	1,071.44
65300 Telephone Expense	4,302.15	3,547.43
Total 65000 Facilities	**27,953.50**	**60,635.87**
66000 License, Fees, Taxes		
66100 Bank Service Charges	432.40	246.25
66200 Merchant Account Fees	194.23	
66210 Amex Merchant Account Fees	175.00	10.99
66230 QuickBooks Payments Fees (163)	295.85	519.94
Total 66200 Merchant Account Fees	**665.08**	**530.93**
66300 Licenses & Permits	1,910.00	1,564.76
Total 66000 License, Fees, Taxes	**3,007.48**	**2,341.94**
66400 Loan Fees	1,295.00	
67000 Office/General Administrative Expenses		
66500 Postage and Delivery	1,222.07	1,608.89
67100 Office Supplies	3,346.07	5,154.69
67200 Repairs and Maintenance	1,691.00	746.56
67300 Office/General Administrative Expenses	2,530.27	
67500 Computer and Internet Expenses	15,345.01	6,853.11
67600 Internet	1,676.84	329.58
67800 Membership Fees	2,650.00	1,700.00
67900 Donations/Gift/Bonus'	1,410.00	6,604.80
67999 Build Out of New Space/Building Improvements		0.00
Total 67000 Office/General Administrative Expenses	**29,871.26**	**22,997.63**
73000 Advertising and Promotion	2,831.57	2,394.58
75000 Research & Development		
75500 Research & Development Costs	42,060.81	128,355.24
75600 Purchases/Tools for Warehouse	5,044.20	5,133.18
Total 75000 Research & Development	**47,105.01**	**133,488.42**
Utilities/Water	74.52	
Total Expenses	**$967,138.32**	**$760,799.06**
NET OPERATING INCOME	$ -942,186.24	$ -879,322.88

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PP)
Other Income		
90000 Interest Income	8.89	2.50
Total Other Income	**$8.89**	**$2.50**
Other Expenses		
80000 Depreciation Expense	31,015.20	15,202.12
91000 Interest Expense	37,760.16	
92000 Taxes Paid		
92100 State Taxes	2,992.00	800.00
Total 92000 Taxes Paid	**2,992.00**	**800.00**
Primo Seeds Non Profit Sponsorship Program	1,450.17	
Total Other Expenses	**$73,217.53**	**$16,002.12**
NET OTHER INCOME	**$ -73,208.64**	**$ -15,999.62**
NET INCOME	**$ -1,015,394.88**	**$ -895,322.50**

Primo Wind Inc.

BALANCE SHEET COMPARISON

As of December 31, 2018

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PP)
ASSETS		
Current Assets		
Bank Accounts		
10100 Union Bank 4464 Checking	9,872.16	13,056.90
10200 First Republic	0.00	0.00
10300 Union Bank 5605 Savings	595,250.38	8,152.50
10400 Union Bank 5357 Savings	3,078.35	
Clearing	0.00	
Total Bank Accounts	**$608,200.89**	**$21,209.40**
Accounts Receivable		
11000 Accounts Receivable (A/R)	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
10900 Undeposited Funds	0.00	0.00
12000 Prepaid Expenses	3,375.00	
12500 Uncategorized Asset	0.00	0.00
13000 Inventory	69,300.89	9,248.87
13700 Inventory Demo and Data Units	21,800.00	
14000 Advances		
14100 Advances to Ned	24,688.36	
14200 Advances to Bill	23,422.70	
Total 14000 Advances	**48,111.06**	
Inventory Asset	0.00	0.00
Total Other Current Assets	**$142,586.95**	**$9,248.87**
Total Current Assets	**$750,787.84**	**$30,458.27**
Fixed Assets		
15000 Fixed Assets		
15100 Computers & Equipment	6,698.84	6,698.84
15200 Furniture and Equipment	8,074.14	8,074.14
15300 Software	14,986.26	14,986.26
15400 Equipment - Wind Turbine	39,060.00	39,060.00
15500 Leasehold Improvements	49,074.36	49,074.36
Total 15000 Fixed Assets	**117,893.60**	**117,893.60**
16000 Accumulated Depreciation		
16100 Accumulated Depreciation - Computers	-4,331.46	-2,098.50
16200 Accumulated Depreciation - Furniture	-2,206.53	-591.69
16300 Accumulated Depreciation - Software	-6,735.41	-3,738.17
16400 Accumulated Depreciation - Wind Turbine	-17,251.50	-9,439.50
16500 Accumulated Depreciation - Tenant Improvements	-18,402.93	-2,044.77
Total 16000 Accumulated Depreciation	**-48,927.83**	**-17,912.63**
Total Fixed Assets	**$68,965.77**	**$99,980.97**

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PP)
Other Assets		
18000 Deposit on PL Office Space	0.00	1,300.00
18050 Security Deposit Trade St Lease	8,787.00	
Total Other Assets	**$8,787.00**	**$1,300.00**
TOTAL ASSETS	**$828,540.61**	**$131,739.24**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)	358,432.30	246,364.15
Total Accounts Payable	**$358,432.30**	**$246,364.15**
Credit Cards		
21000 American Express 1009	7,718.62	6,906.03
Total Credit Cards	**$7,718.62**	**$6,906.03**
Other Current Liabilities		
22000 Payroll Liabilities	-2,527.47	
23000 California Sales Tax	-396.66	-396.66
23100 City of Pittsburg Payable	720.00	720.00
24000 Loans		
24010 Due to Ned McMahon	0.00	0.00
24020 Due to William Fitzmaurice	0.00	0.00
24030 Nancy Bell	0.00	4,500.00
24040 Randall Vecchione	0.00	0.00
24050 William Fitzmaurice/Nate Jernigan	0.00	112,500.00
24060 Christinia Marc	0.00	
Total 24000 Loans	**0.00**	**117,000.00**
24400 Loan Payable-Harry and Ryan Fitz	99,000.00	
24500 National Funding Capital	0.00	
29000 Check Reversal-Union Bank	0.00	0.00
Total Other Current Liabilities	**$96,795.87**	**$117,323.34**
Total Current Liabilities	**$462,946.79**	**$370,593.52**
Long-Term Liabilities		
24600 Microventures Loans	123,982.70	
24700 Willow Cove Investor Loans		
24710 Willow - Winfrey, Jonathan	25,000.00	
24720 Willow - Kirshenbaum, Howard	35,000.00	
24730 Willow - Frager Family	25,000.00	
24740 Willow-Panetta, Bernard J	100,000.00	
24750 Willow-Foreman, Susan D	30,000.00	
24760 Willow-Terry, Rochelle A	50,000.00	
24770 WIllow-Zorn, Sherri	30,000.00	
24780 Willow-Villareal, Marcela	1,000,000.00	
Total 24700 Willow Cove Investor Loans	**1,295,000.00**	
24800 Accrued Interest on Conv Notes	19,860.28	
Total Long-Term Liabilities	**$1,438,842.98**	**$0.00**
Total Liabilities	**$1,901,789.77**	**$370,593.52**
Equity		

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PP)
30000 Opening Balance Equity	-627,688.94	-627,688.94
31000 Capital Stock		
31050 Anton Marc	1,000.00	1,000.00
31100 Chris Lee	25,000.00	25,000.00
31150 Christinia Marc	15,000.00	15,000.00
31200 Ed Harris	30,000.00	30,000.00
31250 James Thomas-Mary Heeb	67,500.00	67,500.00
31300 Jason Tuschen	15,000.00	10,000.00
31350 Jerry Lang	1,225,000.00	1,125,000.00
31400 Nancy Bell	65,000.00	65,000.00
31450 Ned McMahon	150,000.00	150,000.00
31500 Randy Vechionne	660,500.00	634,500.00
31550 Robert Locke	25,000.00	25,000.00
31600 Steven Allen Burgess	100,000.00	100,000.00
31650 C5 Accelerate	50,000.00	
Total 31000 Capital Stock	**2,429,000.00**	**2,248,000.00**
38000 Retained Earnings	-1,859,165.34	-963,842.84
Net Income	-1,015,394.88	-895,322.50
Total Equity	**$ -1,073,249.16**	**$ -238,854.28**
TOTAL LIABILITIES AND EQUITY	**$828,540.61**	**$131,739.24**